UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )1

Women First HealthCare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

978150 10 0

(CUSIP Number)

Edward F. Calesa

Chairman and Chief Executive Officer

Women First HealthCare, Inc.

12220 El Camino Real, Suite 400

San Diego, California 92130

(858) 509-1171

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

Page 1 of 5 Pages

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 978150 10 0	Page 2 of 5

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (entities only) Edward F. Calesa

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,898,458 8. Shared Voting Power 9. Sole Dispositive Power 7,898,458 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,898,458 shares(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 29.7%(2)

14.	Type of Reporting Person (see instructions) IN

(1)	The reporting person expressly disclaims beneficial ownership with respect to all shares of Women First HealthCare, Inc. common stock held by Calesa Associates, L.P.
(2)	Based on 26,507,617 shares of common stock of Women First HealthCare, Inc. outstanding as of August 6, 2003.

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This statement relating to Women First HealthCare, Inc., a Delaware corporation (“Women First”), is being filed by Edward F. Calesa. This Schedule 13D amends the Schedule 13G filed by Mr. Calesa with the Securities and Exchange Commission on February 14, 2000.

Item 1.    Security and Issuer.

This statement relates to shares of Women First’s common stock, $.001 par value per share (“Women First Common Stock”). The principal executive offices of Women First are located at 12220 El Camino Real, Suite 400, San Diego, California 92130.

Item 2.    Identity and Background.

(a)-(c), (f) Edward F. Calesa is the Chief Executive Officer and Chairman of the Board of Directors of Women First and beneficially owns 29.7% of its outstanding stock. His business address is 12220 El Camino Real, Suite 400, San Diego, California 92130. He is a U.S. citizen.

(d)-(e) During the last five years, Mr. Calesa has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 1,408,450 shares of Women First Common Stock acquired by Edward F. Calesa on August 5, 2003 was $1,000,000. On May 12, 2003, Mr. Calesa agreed to purchase 1,408,450 shares of Women First Common Stock for an aggregate purchase price of $1.0 million as part of a $2.5 million private placement. Mr. Calesa completed this purchase on May 12, 2003, but he was required to agree that he would not transfer or vote the shares he purchased in the private placement until Women First’s stockholders ratified the transaction in accordance with Rule 4350(i)(1)(A) of the Nasdaq Stock Market. Women First’s stockholders ratified the transaction at Women First’s 2003 Annual Meeting of Stockholders, which was held on August 5, 2003, and as a result, the limitations on Mr. Calesa’s ability to vote and transfer the shares imposed by the Nasdaq rule have been lifted. The source of funds for the purchase of the shares of Women First Common Stock acquired by Mr. Calesa was from personal funds.

On July 11, 2003, the Jeff E. Calesa Trust 1989, U/A DTD 2/26/89 transferred 763,121 shares of Women First Common Stock to Calesa Associates, L.P. in exchange for limited partnership interests in Calesa Associates, L.P. Mr. Calesa is the general partner of Calesa Associates, L.P. Jeff E. Calesa, the beneficiary of the Jeff E. Calesa Trust 1989, U/A DTD 2/26/89, is Mr. Calesa’s son. Mr. Calesa does not hold a pecuniary interest in the shares held by Calesa Associates, L.P. and disclaims beneficial ownership of the shares held by Calesa Associates, L.P.

Item 4.    Purpose of Transaction.

Mr. Calesa acquired his shares of Women First Common Stock for investment purposes.

Mr. Calesa intends to monitor and evaluate his direct and indirect investments in Women First on a continuing basis. Based upon his evaluation from time to time, he may acquire additional shares of Women First Common Stock, dispose of shares of Women First Common Stock he beneficially owns,

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submit one or more proposals for the consideration of management of Women First, and/or communicate with other stockholders of Women First.

Except as set forth above, Mr. Calesa does not have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Calesa, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) Mr. Calesa beneficially owns 7,898,458 shares of Women First Common Stock. The shares of Women First Common Stock beneficially owned by Mr. Calesa represent approximately 29.7% of the issued and outstanding shares of Women First Common Stock, based on 26,507,617shares of Women First Common Stock outstanding as of August 6, 2003. The shares are beneficially owned by Mr. Calesa as follows, and Mr. Calesa has sole voting and dispositive power over such shares:

(1)	7,084,324 shares are held by Mr. Calesa directly;
(2)	763,121 shares are held by Calesa Associates, L.P., a California limited partnership, of which Mr. Calesa is the general partner;
(3)	48,255 shares are subject to options held by Mr. Calesa that are exercisable within 60 days of August 7, 2003;
(4)	2,758 shares are subject to options held by Mr. Calesa that are exercisable within 60 days of August 7, 2003.
(c)	The information set forth in Item 3 is incorporated herein by reference.
(d)-(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above, to the knowledge of Mr. Calesa, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Calesa and any other person with respect to any securities of Women First, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

1.	Common Stock Purchase Agreement, dated as of May 12, 2003, by and among Women First HealthCare, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 to Women First’s Current Report on Form 8-K filed May 13, 2003).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2003

EDWARD F. CALESA

By:	/s/ EDWARD F. CALESA
Name:	Edward F. Calesa

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